FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Press Release dated 10/22/03

Press Release dated 10/29/03

Annual Report, Province of British Columbia, Republic Resources Inc., dated 10/29/03

NEWS  RELEASE   October 22, 2003

Trading Symbol: AMM - TSX

Almaden Minerals Ltd. (the "Company") announces that it has received price protection from the TSX for a proposed Private Placement. The Private Placement consists of 55,000 Units at a price of $1.50 per Unit, each Unit consisting of 1 flow-through common share and 1/2 non flow-through purchase warrant with each whole warrant entitling the holder to purchase one (1) common shares of the Company at a price of $1.60 for one year. Approval has also been received for the placement of 77,000 flow-through shares at a price of $1.50 per share.  A commission of 3% will be paid on the proceeds of the 55,000 Units by the issue of 825 Units and $1,237 in cash.

The Placement is expected to close no later than  October 31, 2003.

The funds will be used mainly for drilling at the Siwash Gold property where a drill program is currently underway.  A second drill has been added to the program which is expected to continue into November.  Some funds may also be applied to an ongoing prospecting program for gold in British Columbia.

For additional information, please contact Duane Poliquin, President (604) 689-7644.

ON BEHALF OF THE BOARD OF DIRECTORS

ADuane Poliquin@

______________________

Duane Poliquin, President

The Toronto Stock Exchange has not  reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release  which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN MINERALS LTD.

Listed TSE

Symbol AMM

Date: October 29, 2003

Almaden Minerals Ltd. (the "Company") announces the closing of a Private Placement consisting of 55,000 Units at a price of $1.50 per Unit,( each Unit comprised of 1 flow-through common share and 1/2 non flow-through purchase warrant with each whole warrant entitling the holder to purchase one (1) common shares of the Company at a price of $1.60 for one year from the date of closing) together with the placement of 70,000 flow-through shares at a price of $1.50 per share.(The Company's News Release of October 22, 2003 inadvertently referred to 77,000 shares rather than 70,000 shares).

A commission of 3% on the 55,000 Units of the proceeds realized from the placement has been paid by the issue of 825 Units and $1,237 in cash.

Proceeds from the placement will be used primarily for drilling at the Siwash Gold Property where a drill program is currently underway. A second drill has been added to the program which is expected to continue into November. Some of the proceeds may also be applied to an ongoing prospecting for gold program in British Columbia.

For additional information, please contact Duane Poliquin, President (604) 689-7644

On behalf of the Board of Directors

"Duane Poliquin"

Duane Poliquin, President

10/29/2003 08:57 604-6872636 B. A. CAVIN PAGE 02/02
Confirmation of Annual Report (B.C) - BC0334242 (2003-10-29-08.48.38)/cr.bconline.gov.bc.ca/contr...

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.fin.gov.bc.ca/registries

ANNUAL RE
(Form 16

Incorporation Number:
BC0334242

Filed and Registered on October 29, 2003

Company Name:
REPUBLIC RESOURCES INC.

Registered Office Address:

17TH FLOOR, 808 NELSON STREET
BOX 12148 NELSON SQUARE
VANCOUVER BC
V6Z2H2

Date of Incorporation,
Amalgamation or Continuation:
October 2, 1987
Date of Annual Report:
October 2, 2003

Directors and Officers

Name	Residential Address & Postal Code
FARRIS, HAIG	BOX 63 - 1299 FAIRWEATHER ROAD BOWEN ISLAND BC , V0N 1G0
Director: No Officer: Yes Title: VICE PRESIDENT	
POLIQUIN, JAMES DUANE	1987 ACADIA ROAD VANCOUVER, BC , V6T 1R4
Director: Yes Officer: Yes Title: PRESIDENT, SECRETARY